EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Six Months Ended
	2002	2003	2004	2005	2006	6/30/2007	6/30/2007
EARNINGS
Income Before Income Taxes	$292,176	$246,809	$207,929	$199,259	$286,422	$353,003	$189,748
Fixed Charges (as below)	59,847	58,771	61,742	63,665	74,155	73,095	36,466
Total Earnings	$352,023	$305,580	$269,671	$262,924	$360,577	$426,098	$226,214

FIXED CHARGES
Interest Expense	$53,869	$50,948	$54,246	$59,539	$66,100	$63,329	$31,663
Credit for Allowance for Borrowed Funds Used During Construction	2,478	5,123	4,996	1,526	5,955	7,666	3,753
Estimated Interest Element in Lease Rentals	3,500	2,700	2,500	2,600	2,100	2,100	1,050
Total Fixed Charges	$59,847	$58,771	$61,742	$63,665	$74,155	$73,095	$36,466

Ratio of Earnings to Fixed Charges	5.88	5.19	4.36	4.12	4.86	5.82	6.20